SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2016

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to change of company secretary, dated December 19, 2016	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 20, 2016	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CHANGE OF COMPANY SECRETARY

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that due to personal reason, Madam Chu Ka Yee has resigned from her positions as the Company Secretary and Authorised Representative of the Company with effect from 19 December 2016. Madam Chu has confirmed that she has no disagreement with the Board and did not have any matters in relation to her resignation that should be brought to the attention of the shareholders of the Company. The Board would like to express its sincere gratitude to Madam Chu for her sedulous contribution to the Company during her tenure of office.

The Board announces that Mr. Ke Ruiwen, the Executive Director and Executive Vice President, and Madam Wong Yuk Har of the Company have been appointed as the Joint Company Secretaries of the Company with effect from 19 December 2016. Upon the above appointment becoming effective, Mr. Ke and Madam Wong will also act as the Authorised Representatives of the Company.

Mr. Ke Ruiwen is an Executive Director and Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation (the controlling shareholder of the Company), General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has over 30 years of experience in management and the telecommunications industry and is familiar with the management in finance, auditing, legal and corporate governance, information disclosure and investor relations.

Madam Wong Yuk Har has been working in company secretarial area since she joined the Company in 2008. Madam Wong graduated from the University of New South Wales in Australia with a bachelor degree in commerce. Madam Wong is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants, a Certified Practising Accountant of CPA Australia, a Fellow Member of The Institute of Chartered Secretaries and Administrators of United Kingdom and a Fellow Member of The Hong Kong Institute of Chartered Secretaries. Madam Wong has 20 years of experience in accounting, financial management and company secretarial areas.

A-1

Mr. Ke currently does not possess the professional qualifications as required under Note 1 to Rule 3.28 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Company has applied, and the Stock Exchange has granted, a waiver from strict compliance with Rules 3.28 and 8.17 of the Listing Rules (the “Waiver”) with respect to the appointment of Mr. Ke as a Joint Company Secretary of the Company for a period of three years from the date of appointment (the “Waiver Period”) on the conditions that (i) Mr. Ke will be assisted by Madam Wong during the Waiver Period; (ii) the Company shall notify the Stock Exchange at the end of the Waiver Period for the Stock Exchange to re-visit the situation. The Stock Exchange expects that, after the end of the Waiver Period, the Company will be able to demonstrate that Mr. Ke satisfies Rules 3.28 and 8.17 of the Listing Rules, having had the benefit of Madam Wong’s assistance such that a further waiver will not be necessary; and (iii) the Company will announce the details of the Waiver. The Waiver applies to this case only and will be revoked immediately if and when Madam Wong ceases to provide assistance to Mr. Ke. The Stock Exchange may withdraw or change the Waiver if the Company’s situation changes.

The Board would like to extend its warmest welcome to Mr. Ke and Madam Wong for taking up the appointment.

By Order of the Board
China Telecom Corporation Limited
Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 19 December 2016

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Yang Xiaowei (as the president and chief operating officer); Mr. Sun Kangmin and Mr. Ke Ruiwen (all as the executive vice presidents); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

A-2